                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

BUY-BACK OF SHARES

DISCLOSED IN ACCORDANCE WITH ARTICLES 87-BIS AND 144-BIS OF THE RULES FOR ISSUERS

(CONSOB resolution No. 11971 of 14 May 1999)

Rome, 26 September 2008

Telecom Italia S.p.A. announces that it has purchased the maximum number of own shares authorized by the Shareholders’ Meeting on 16 April 2007, concluding the first tranche of the buy-back plan announced on 8 August 2008 in service of the plan for the free assignment of ordinary shares in Telecom Italia S.p.A. reserved for the Group’s top management (cf. the Prospectus published on 9 August 2008, updated 16 September 2008).

The 25,000,000 ordinary shares in Telecom Italia S.p.A. were purchased through an intermediary on the regulated Italian electronic share market MTA, operated by Borsa Italiana, in accordance with the “Rules of the Markets Organized and Managed by Borsa Italiana S.p.A.” and the associated instructions, as detailed in the following table:

Date of purchase	Settlement date	Number of shares purchased	Average price of purchase	Official price	Reference price
12/09/2008	17/09/2008	3,000,000	1.1084	1.110	1.113
15/09/2008	18/09/2008	3,000,000	1.0968	1.097	1.077
16/09/2008	19/09/2008	3,000,000	1.0822	1.080	1.065
17/09/2008	22/09/2008	3,000,000	1.0956	1.096	1.077
18/09/2008	23/09/2008	4,000,000	1.0544	1.056	1.040
19/09/2008	24/09/2008	3,000,000	1.0729	1.078	1.090
22/09/2008	25/09/2008	3,000,000	1.0993	1.098	1.092
23/09/2008	26/09/2008	3,000,000	1.0720	1.073	1.076
Total		25,000,000	1.08397

The purchase volumes did not exceed 25% of the average daily volume of shares of Telecom Italia S.p.A. traded on the Mercato Telematico Azionario, calculated according to the daily average volume of trades during the 20 days of trading preceding the date of purchase.

The price per share was between a minimum and maximum corresponding to the weighted average of the official prices of the shares being purchased recorded by Borsa Italiana S.p.A. during the last ten days of trading prior to the date of purchase, decreased or increased by 10%, respectively. Financial coverage of the entire buy-back plan (for a total value of €27,099,200.00, plus commissions) did not require recourse to additional gross financial debt.

The transactions summarized above exhausted the authorization to buy back own shares granted by resolution of the Shareholders’ Meeting on 16 April 2007, the expiration date for which was set on 16 October 2008. This document should therefore be considered notice pursuant to article 144-bis of the Rules for Issuers.

When the plan was initiated, Telecom Italia S.p.A. held 1,272,014 ordinary own shares (corresponding to 0.01% of the share class). At the conclusion of the foregoing transactions, it held 26,272,014 (corresponding to 0.20% of the share class). The Luxembourg-based Telecom Italia Finance S.A., fully owned by Telecom Italia S.p.A., holds a further 124,544,373 ordinary shares in the Parent Company (corresponding to 0.93% of the share class).

The Company would like to clarify that the second tranche of the aforementioned plan to buy back own shares has not yet been executed. This second tranche refers to a maximum of an additional 11,400,000 ordinary own shares to be bought back by 14 October 2009 (as authorized by the Shareholders’ Meeting on 14 April 2008) in service of the stock option plan reserved for the top management of Telecom Italia S.p.A., as described in the fact sheet published on 28 March 2008 and updated on 16 April 2008.

Telecom Italia Media Relations +39 06 3688 2424 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2008-2010 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 29th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager